[Perkins Coie LLP Letterhead]

April 6, 2007

VIA EDGAR FILING AND FEDERAL EXPRESS

Barbara C. Jacobs

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	HyperSpace Communications, Inc.

Form S-3

Filed on November 8, 2006

File No. 333-138529

Forms 10-KSB and 10-KSB/A for the fiscal year ended December 31, 2005

Filed on March 31, 2006 and April 28, 2006, respectively

File No. 001-32306

Dear Ms. Jacobs:

On behalf of HyperSpace Communications, Inc. (the "Company"), we are transmitting the following responses of the Company to the comments of the Commission's staff (the "Staff") in regard to the Company's Registration Statement on Form S-3, File No. 333-138529, and Forms 10-KSB and 10-KSB/A for the year ended December 31, 2005, as set forth in your comment letter dated February 8, 2007 (the "Comment Letter"). We have enclosed for your reference two courtesy copies of Amendment No. 2 to the Registration Statement (the "Amendment") in a clean version and two copies of the Amendment in a version marked to show changes from the version of the Registration Statement filed with the Commission on January 12, 2007.

The responses set forth herein are based on information provided to this firm by the Company. For your convenience, we have numbered the comments as set forth in your letter, repeated such comments and set forth our response to each comment immediately below. The page number references refer to the page numbers in the Amendment.

With respect to the Staff's comments on the Company's previously filed Forms 10-KSB and 10-KSB/A, we have included the text of the new or amended disclosures, as applicable, from the Company's recently filed Form 10-KSB for the fiscal year ended December 31, 2006.

Form S-3

General

.

We refer you to prior comment 1 and note your response. However, your response provides no support for the company's continued belief that this is a transaction that pertains only to securities offered or sold solely by or on behalf of a person or persons other than the registrant and is eligible to be made on a shelf basis under Rule 415(a)(1)(i). In this regard, it appears as though your registration statement is registering approximately 27 million shares of common stock on behalf of affiliates of MPC, which is significantly greater than the number of shares of common stock that were outstanding as of December 31, 2005. Accordingly, your transaction appears to be a primary offering. Therefore, it appears appropriate to file a registration statement for the resale of common stock underlying your convertible debentures and warrants at the time of each conversion because it does not appear that the company is eligible to conduct a primary offering on a delayed or continuous basis under Rule 415(a)(1)(x). Also, the company must register the underlying securities on a form it is eligible to use

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to register the underlying securities on a form it is eligible to use to register the transaction as a primary offering (e.g. Form SB-2 or Form S-1), identify the selling security holders as underwriters in the registration statement and include the price at which the underwriters will sell the securities.

RESPONSE: Per discussions with Jeffrey Werbitt, we understand that the Staff is concerned primarily with the larger number of shares being registered for 10% or greater beneficial owners that are issuable pursuant to conversion of, or payment of interest on, convertible debentures. Many or the smaller holders listed in the selling shareholder table are registering already outstanding shares of common stock, some of which have been held for a year or more. In order to address the Staff's concerns so that the registration may be done on Form S-3 as a resale registration statement, the Company has reduced the number of shares of common stock issuable upon conversion of, or payment of interest on, convertible debentures held by 10% or greater beneficial owners. Specifically, the Company has removed from the registration statement all 6,649,066 shares of common stock underlying convertible debentures held by Crestview Capital Master, LLC, 1,158,258 shares of common stock underlying convertible debentures held by Eagle Rock Institutional Partners, LP, 417,584 shares of common stock underlying convertible debentures held by Eagle Rock Master Fund, LP, 1,560,323 shares of common stock underlying convertible debentures held by Enable Growth Partners LP, 212,729 shares of common stock underlying convertible debentures held by Enable Opportunity Partners LP, 1,662,152 shares of common stock underlying convertible debentures held by Longview Fund, LP, all 866,666 shares of common stock underlying convertible debentures held by J. Charles Hakala, all 693,332 shares of common stock underlying convertible debentures held by David J. Lies. As a result, the number of shares of common stock underlying convertible debentures that are being registered for 10% or greater beneficial holders is 774,819, or 6.38% of the outstanding common stock.

2.	Upon filing a registration statement on a form that MPC is eligible to register the transaction as a primary offering, please disclose the following additional information:

•      tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person wit whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure. Also, please disclose the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

• tabular disclosure comparing:

•      the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

• the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•      the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

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• the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and
• the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.
In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

•      a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

RESPONSE: Please see response to comment 1 above.

3.

We note that your initial registration statement included the registration of 34,729,590 shares of common stock. However, we note that your amended Form S-3 is registering 38,995,167. Please advise of the circumstances resulting in this change. Were the private placements of the shares of common stock and the warrants completed prior to the filing of the initial registration statement?

RESPONSE: Yes, the private placements were completed prior to the filing of the initial registration statement. The reason for the increase was that Maxim Partners LLC and Garden States Securities, Inc. (and its assigns), the two placement agents for the September and October 2006 private placements, elected to include in the registration statement shares underlying warrants issued to them in connection with their role as placement agents in the September and October 2006 private placements.

4.

We refer you to prior comment 3. Although we understand that the matters proposed in the proxy statement have already been approved by the Company's shareholders, please advise of the basis for your belief that the definitive proxy statement, as filed on EDGAR and delivered to security holders, met the requirements of the proxy rules and Schedule 14A. In responding to this comment, please address the comments issued to the company regarding your preliminary proxy statement on December 4, 2006.

RESPONSE: The Company believes that the definitive proxy statement delivered to security holders and filed on EDGAR met the requirements of the proxy rules and Schedule 14A. With all due respect to the Staff, the Company does not now believe that it is appropriate, after having mailed the proxy statement and held a shareholder vote based on that proxy statement, to address comments or propose disclosure that would be different from that included in the proxy statement mailed to shareholders. The Company waited for nearly a month for comments from the Staff before mailing a definitive proxy statement, could no longer wait and chose to mail the proxy statement as permitted by Rule 14a-6. Regarding the votes cast at the annual meeting to which the proxy statement related, it is instructive to note that each proposal overwhelmingly passed. 80.58% of the outstanding votable shares cast votes, and the following table sets forth the specific voting results:

Proposal #1 (A Proposal to Ratify and Approve the Issuance of up to $20 Million of Convertible Debentures and Warrants)
FOR	AGAINST	ABSTAIN	NON-VOTES
8,387,487	18,600	0	1,381,835

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Proposal #2 (A Proposal to Amend the Company's Amended and Restated Articles of Incorporation to Increase the Number of Shares of Common Stock That the Company can Issue From 50,000,000 to 100,000,000)

FOR	AGAINST	ABSTAIN	NON-VOTES
8,387,187	18,600	300	1,381,835
Proposal #3 (A Proposal to Amend the Company's Articles of Incorporation to Change the Name of the Company to MPC Corporation)
FOR	AGAINST	ABSTAIN	NON-VOTES
9,782,607	2,872	2,300	143
Proposal #4 (A Proposal to Reclassify One Member of the Company's Board of Directors)
FOR	AGAINST	ABSTAIN	NON-VOTES
9,712,335	22,669	52,775	143

Selling Shareholders, page 16

5.

We refer you to prior comment 5. Although it appears as though you have identified the natural person or persons who exercise voting and/or dispositive power over the shares held of record by most of the non-natural persons disclosed in your selling shareholder table, it does not appear that you have provided this disclosure for all non-natural selling shareholders. For example while you state that Stewart Flink, Robert Hoyt and Daniel Warsh have delegated authority regarding the portfolio management decisions of Crestview Partners, it is unclear whether they exercise voting and/or dispositive power over the shares held of record by Crestview Capital Master, LLC. Please revise to clarify. Similar disclosure should be provided regarding the natural person disclosure of Rockmore Investment Master Fund Ltd.

RESPONSE: We have complied with the Staff's comment. Please see pages 20 and 23 in the Amendment.

6.

We note that you separately disclose the beneficial ownership of Enable Growth Partners LP and Enable Opportunity Partners LP. However, according to your footnotes, Mitch Levine has sole voting and dispositive power over the shares held of record of both entities. Please advise why the shares held by Enable Growth Partners LP and Enable Opportunity Partners LP have not been aggregated for the purposes of disclosing beneficial ownership or revise your disclosure.

RESPONSE: The Company believes that this disclosure is appropriate. These are two separate entities with separate economic beneficiaries. We have disclosed that Mr. Levine exercises dispositive and voting control over the securities, but he is not the economic beneficiary of the securities, and neither entity is the beneficiary of the other's holdings. If Mr. Levine were an individual listed in the Selling Shareholder table we believe that it would be appropriate to aggregate his holdings with the entity holdings over which he had dispositive and voting power, but we do not believe it is appropriate to aggregate the holdings of the two separate entities. Furthermore, the Selling Shareholder table would be confusing if it appeared that each entity had more shares than it actually does.

Part II, page II-1

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Item 28. Undertakings, page II-8

7.

We note that your registration statement includes the undertaking in Item 512(a)(4). Please advise of the basis for your belief that this undertaking is appropriate or remove it. In this regard, we note that this undertaking contemplates the initial distribution of securities in a primary offering.

RESPONSE: We agree that the undertaking is not appropriate because it contemplates an initial distribution of securities in a primary offering, but understood based on the Staff's last comment letter that the Staff wanted the Company to include the undertaking. We saw no harm in including it, but are now happy to remove it because we agree that it is not applicable.

Form 10-KSB for the year ended December 31, 2005

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

8.

We note your response to prior comment number 2 with respect to your use of the EBITDA non-GAAP measure in your results of operations discussion. Please address the following comments with respect to your response.

•      Your disclosure states that you use non-GAAP financial measures to analyze your "core business operations." Explain why you believe that your core business operations do not include the expenses that are excluded from your non-GAAP results when such items generally represent recurring expenses that result from your operating activities. Address why you believe that excluding certain non-cash charges is a proper reflection of your core business. Note that Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures states, "companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items." Therefore, you must either demonstrate the usefulness of your non-GAAP measures or eliminate such measures from your disclosure based on this guidance. In this respect, clarify whether you reasonably believe it is probable that the financial impact of the depreciation and amortization or stock-based compensation will become immaterial within a near-finite period

•      We note that you eliminate stock-based compensation in your non-GAAP financial measure. It is not clear how management uses this non-GAAP information to conduct or evaluate its business in each of the areas of operations. Stock-based compensation is a form of compensation similar to cash and is viewed as compensation by the recipients. If this form of compensation was removed from the recipient's overall compensation package, then how does management determine that an employee's performance would remain unchanged such that it would not affect the Company's overall operations. For instance, would the performance of an employee responsible for sales and marketing be changed if a portion of his or her compensation package were eliminated? If so, then why would management exclude this compensation in analyzing your business performance?

•      Your response indicates that you use the EBITDA non-GAAP measure to evaluate the financial covenants of your credit facility. Therefore, it appears your EBITDA non-GAAP measure is an operating cash flow measure. If this is correct, Item 10(e)(i)(B) of Regulation S-B would require that such measure be reconciled to cash flows from operations. Please advise.

RESPONSE: We use EBITDA as a measure of operating performance of our business operations and monitor the cost cutting measures initiated through our business plan. Our EBITDA measures exclude certain elements, both cash and non-cash, that have less bearing on our core operations and enable us to focus more on other factors such as revenue growth and controllable costs such as cost of materials,

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labor, overhead, selling expenses, and general and administrative expenses in analyzing our business performance.

Interest expense is excluded due to its nature as a financing related cost. The majority of our depreciation and amortization relates to the amortization of acquired intangibles from the acquisition of MPC. Stock-based compensation that is excluded relates to restricted stock expense issued in connection with the acquisition of MPC rather than ongoing operations. The restricted stock compensation issued pursuant to the acquisition of MPC is substantially all vested by September 2006. Future disclosures of EBITDA will therefore not exclude any restricted stock compensation. We have other non-cash restricted stock compensation that is not excluded from our EBITDA measures. We issue restricted stock to substantially all employees as part of our compensation package. This non-cash cost is included in EBITDA, and is a controllable or manageable cost since we can limit the restricted stock awards each year.

As previously mentioned, we use EBITDA as a measure of operating performance to more clearly evaluate our ongoing business. To the extent the EBITDA measures are deficient, we compensate for the deficiencies by using the statement of operations GAAP measure. We believe customers, vendors and other parties including the AMEX use EDITDA to evaluate our performance and monitor our cost cutting measures initiated through our business plan. As disclosed on Form 8-K dated January 26, 2007 we are required to provide the AMEX monthly updates including certain financial information. We provide the AMEX EBITDA as part of the monthly updates of our statement of operations. While the use of EBITDA was a measure to evaluate the financial covenants of our credit facility, it was but one use. Our current financing facility with Wells Fargo, consummated in November 2006, has no EBITDA covenants. For these reasons we therefore believe that the EBITDA measures should be reconciled to the statement of operations.

Item 8A. Controls and Procedures, page 39

9.

We refer you to the draft disclosure provided as a result of prior comment 14. More specifically, we note your proposed disclosure on page 4 of your response letter that you "maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission ("SEC") rules and forms" and on page 6 of your response letter that "[b]ased upon the evaluation of Disclosure Controls described above, [y]our CEO and CFO have concluded that [y]our Disclosure Controls were effective to provide reasonable assurance that material information relating to MPC Corporation is made known to management, including the CEO and CFO, so that required disclosures have been included in this report on Form 10-KSB." Item 307 requires that your chief executive officer and chief financial officer evaluate the effectiveness of your disclosure controls and procedures as specifically defined by paragraph (e) of 13a-15 or 15d-15. In this regard, your proposed text suggests that the disclosure controls and procedures that will be evaluated by your chief executive officer and chief financial officer are different than the disclosure controls and procedures defined by paragraph (e) of rules 13a-15 and 15d-15. Accordingly, revise your proposed disclosure to clarify that MPC will evaluate its disclosure controls and procedures as required by the above referenced rules or otherwise advise.

RESPONSE: Please see revised disclosure under the response to comment 10 below.

10.

We refer you to the proposed disclosure regarding the company's internal control over financial reporting on page 5 of your response letter and note that it suggest that the company has conducted an evaluation of its internal control over financial reporting. To the extent that you include this language in your filed documents, please revise to explain, if true, that although you include a discussion regarding the company's internal control over financial reporting, the company is not subject to the requirements of evaluating its internal control over financial reporting and that the company has not done everything required to comply with such requirements. Also, your disclosure should be clarified to explain what type of evaluation, if any, has been done versus what will be required in a true assessment of the

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company's internal control over financial reporting. Further, it may be helpful to investors to discuss where the company is in the process of preparing to fully comply with Item 308(a) and (b) of Regulation S-B or Regulation S-K, as applicable.

RESPONSE: In future filings we will revise our disclosure as follows:

"We maintain a set of disclosure controls and procedures designed to reasonably ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission ("SEC") rules and forms. Disclosure controls are also designed to ensure that information required to be disclosed is accumulated and communicated to our management, including our CEO and CFO. As of the date of the financial statements, an evaluation was carried out under the supervision and with the participation of our management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that our disclosure controls and procedures are effective at the reasonable assurance level. We have also reviewed changes in our internal control over financial reporting during the most recent fiscal quarter, and our CEO and CFO have concluded that there have been no changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

• CEO and CFO certificates

Attached, as Exhibits 31.1 and 31.2 to this report on Form 10-KSB are two certifications, one each by the CEO and the CFO. They are required in accordance with Rule 13a-14 of the Exchange Act. This Item 8A, Controls and Procedures, includes the information concerning the controls evaluation referred to in the certifications and should be read in conjunction with the certifications.

• Scope of evaluation of Disclosure Controls

The evaluation of our disclosure controls performed by our CEO and CFO included obtaining an understanding of the design and objective of the controls, the implementation of those controls and the results of the controls on this report on Form 10-KSB. In the course of the evaluation of disclosure controls, we reviewed the controls that are in place to record, process, summarize and report, on a timely basis, matters that require disclosure in our reports filed under the Securities Exchange Act of 1934. We also considered the adequacy of the items disclosed in this report on Form 10-KSB."

We wish to bring to the Staff's attention the following disclosure that was made for our Form 10-KSB for the fiscal year ended December 31, 2006.

"We maintain a set of disclosure controls and procedures designed to reasonably ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission ("SEC") rules and forms. Disclosure controls are also designed to ensure that information required to be disclosed is accumulated and communicated to our management, including our CEO and CFO. The evaluation of our disclosure controls performed by our CEO and CFO included obtaining an understanding of the design and objective of the controls, the implementation of those controls and the results of the controls on this report on Form 10-KSB. In the course of the evaluation of disclosure controls, we reviewed the controls that are in place to record, process, summarize and report, on a timely basis, matters that require disclosure in our reports filed under the Securities Exchange Act of 1934. We also considered the adequacy of the items disclosed in this report on Form 10-KSB.

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As of the date of the financial statements, an evaluation was carried out under the supervision and with the participation of our management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based on that evaluation we identified a significant deficiency in our disclosure controls and procedures (discussed below), and the CEO and the CFO concluded that as of September 30, 2006 and June 30, 2006 our disclosure controls and procedures were not effective in ensuring that all information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to our management, including our CEO and CFO, in a manner that allows timely decisions regarding required disclosure.

During the three months ended June 30, 2006, we tested for impairment of our acquired intangible assets. The test, which was performed internally, concluded that the acquired intangible failed the recoverability test under the guidance of SFAS 144 Accounting for the Impairment of Long-Lived Assets. Fair value of the acquired intangibles at June 30, 2006 was calculated and an impairment charge of $13.2 million was recorded for the three months ended June 30, 2006. This impairment charge was reflected in our report of Form 10-QSB for the quarterly periods ended June 30, 2006 and September 30, 2006.

During the performance of our procedures for testing for impairment of acquired intangibles as of December 31, 2006, we consulted with an independent consultant. Upon review of the June 30, 2006 impairment calculation, it was determined that some of the methodology used in determining fair value was not correct in the determination of the impairment of the acquired intangibles, and that the incorrect June 30, 2006 book balance was used in the determination of the impairment of the acquired intangibles. We have determined that the impairment charge at June 30, 2006 should have been $19.5 million. We did not perform a test for the recoverability of our acquired intangible assets for the quarter ended September 30, 2006 because there were no indicators of further impairment at that time. In the preparation of the financial statements for the year ended December 31, 2006, we corrected for this error. We tested for impairment of our acquired intangible assets at December 31, 2006 and noted no impairment was necessary.

We believe the error in the impairment calculation was made because of insufficient internal expertise of the application of the impairment process under SFAS 144 and that no review of the calculation was made. As it relates to this process of testing for impairment, we believe we have remediated this issue by the use of an outside consultant with appropriate expertise and by internal review of the calculation. We plan to continue to use the consultant in future impairment analyses. We have discussed this issue with our Audit Committee and Board of Directors.

We have also reviewed changes in our internal control over financial reporting during the most recent fiscal quarter, and our CEO and CFO have concluded that there have been no other changes, other than our remediation steps noted above, have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting."

Note 3 – Summary of Significant Accounting Policies and Use of Estimates

Revenue Recognition, 53

11.

Your response to prior comment number 4 indicates that you apply the fair value provisions of EITF 00-21 to determine the fair value of your extended/enhanced warranty element. Clarify whether this element is in the scope of FTB 90-1. If so, clarify why you are using the separation guidance of EITF 00-21 to allocate fair value to this element as opposed to the separation guidance of FTB 90-1; we refer you to paragraph 4.a.ii of EITF 00-21. If this element is not in the scope of FTB 90-1, tell us how you applied EITF 03-5 when determining that this element is not a software-related element.

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RESPONSE: In clarification we do apply the separation guidance of FTB 90-1 to determine the fair value of our extended/enhanced warranties.

12.

Your response to prior comment number 4 indicates that you "refer to list prices to determine the fair value of the various components in a sale" to establish VSOE of the software and software-related elements in your arrangements. However, a price list, in and of itself, does not qualify as VSOE of fair value. Thus, in the absence of renewal rates, VSOE of fair value should be based on the actual amount charged to specific groups of customers when the element is sold separately. Therefore, please clarify whether your separate sales of PCS supports of your conclusion that the list price is representative of VSOE of fair value. As part of your response, tell us whether the prices charged in separate PCS sales vary from customer to customer and if so, how you determined the separate prices are supportive of using the list price as VSOE of fair value.

RESPONSE: The value of maintenance agreements of our Hyperspace software is determined based on our list prices. We no longer have any material sales of this product, but continue to provide renewals of maintenance contracts. Our list prices are our renewal rates.

We are a reseller of third party software and software-related elements such as maintenance agreements. We have separately stated list prices for these elements for which we sell at these prices less discounts. The price of the software-related elements may vary from customer to customer, generally only from volume rated discounts. The majority of the sales are to the Veterans Administration and other Federal agencies. We believe the discounted prices charged are reasonable and representative VSOE of fair value based on a review of, and comparison to, separate PCS sales of similar customers, type of element and volume. To the extent we do not have VSOE from separate PCS sales, we will defer the software and the maintenance over the term of the agreement.

13.

Your response to prior comment 5 indicates that you apply the residual method pursuant to paragraph 6.b of SOP 98-9 when you have not established VSOE of your delivered elements. However, your response to prior comment number 4 indicates that you have established VSOE of fair value of all elements in your arrangements, including the delivered software and hardware elements. Please clarify whether you have established VSOE of fair value of the delivered elements in your arrangements and whether or not you apply the residual method to allocate fair value in your arrangements.

RESPONSE: We clarify our response. In the event that VSOE of fair value of an software element does not exist but PCS is the only undelivered element, we recognize the entire software arrangement over the contractual PCS period in accordance with SOP 97-2, para. 58.

14.

Your response to prior comment number 6 states that you "take title to a product before that product is ordered by a customer (if the product is in inventory)." This indicates that there may be situations that you do not maintain the product in inventory. Clarify whether you have unmitigated general inventory risk based on the guidance of paragraph 8 of EITF 99-19 in all of your reseller arrangements. As part of your response, clarify whether you maintain the product in inventory before the product is ordered by the end customer in all of your sales arrangements. In addition, clarify whether your arrangements provide any provisions that allow you the right to return unsold products to the supplier or receive price protection from the supplier.

RESPONSE: We take title to a product before a customer orders the product if the product is physically in our possession. We also have sales arrangements where the product is not on hand and is therefore ordered from the vendor and drop shipped to the customer. In these instances, the product is purchased FOB-Origin, title transfers to us and we are responsible for loss or damage of this product. When the product is delivered, we have fulfilled our FOB-Destination obligation and title transfers to the customer upon delivery. The majority of our third party sales are with the Federal government and we are required to accept returns regardless of return privileges of the supplier/manufacturer. Our other standard arrangements on third-party products provide for a refund

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within ten days of shipment by us or by the supplier/manufacturer, provided the supplier/manufacturer of the third-party product offers return privileges to us (unless otherwise agreed to in writing by us.) We have no price protection from the supplier. Historically, our product returns have been 1% or less. We believe that our overall general inventory risk, along with our other factors described in our prior comment 6 indicate that we are the primary obligor and gross reporting is appropriate. As stated in paragraph 6 of EITF 99-19 "none of the factors listed in paragraphs 7 through 14 should be considered presumptive or determinative; however, the relative strength of each should be considered." We believe that based on the factors listed that gross reporting is appropriate.

15.

Your response to prior comment number 6 also indicates that you sell third-party services in connection with the sales of the products. Please further clarify how you have determined that you are the primary obligator for the services that you resell. Tell us the nature of the services that you sell on behalf of third parties and your role in fulfillment of these services.

RESPONSE: We primarily provide installation, training and support services and provide extended warranties that are outsourced to third party providers. For all services except extended warranty/maintenance agreements, our obligation is evidenced by our service contracts between the customer and us and we are therefore the primary obligor. Our extended warranty/maintenance agreements are between the customer and the third party provider. In substantially all cases, the extended warranty contracts are covered under a prime contract between the customer and us and we are therefore the primary obligor. In the event of failure by the third party provider to perform the warranty services, we are obligated to fulfill the services.

Note 11 – Segment Information, page 69

16.

Your response to prior comment number 7 states that you believe providing the pro-forma segment disclosure in lieu of providing segment disclosure of your actual results of operations as reported provides more meaningful information and enhances the usefulness to the user of the financial statements. However, providing segment disclosures on a pro-forma basis does not comply with the disclosure requirements of SFAS 131 as your segment disclosures should be based on your financial results as reported in your statement of operations. Please advise how you plan to comply with the segment disclosure guidance of SFAS 131.

RESPONSE: We have reconsidered our segment disclosures pursuant to SFAS 131 and have concluded that we operate as a single business enterprise and do not have separate reportable segments. The reconsideration of the appropriate segment disclosures was performed by our new chief financial officer. All of our operations share similar economic characteristics. Our operations and production are conducted at one facility and have one production line with a common workforce to produce various personal computer products (desktops, laptops, servers) for our customers. The single production line builds-to- order a particular type or style of personal computer for one customer and then builds- to-order another type or configuration of computer for another customer. We direct sell to the Federal government, state and local governments, educational institutions and mid-sized commercial businesses that have similar characteristics. The distribution to these customers is very similar in nature. The geographic region served by us is almost entirely in the United States.

In our prior filings, we provided a limited profit or loss statement at the gross profit level, by type of customer, which is used internally by the chief operating decision maker. Because of the singular nature of our production environment, we did not disclose separate identifiable assets or cash flows by markets or product lines because it is impracticable for us to develop this information. Management does not and cannot track assets, liabilities, or cash flows by product type, geographic region, and customer base or distribution method. We believe the limited information provided to the chief operating decision maker is not significant as that contemplated under SFAS 131 to effectively management the business on a segment-by-segment basis.

In summary, the nature of our products and services, production processes, class of customer, and method of distribution are all similar in nature. Our environment involves the use of operation of a

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single plant with no separate identifiable assets. We use a common workforce to produce or service our products. Furthermore, the types of information and internal reports used by management to monitor performance, evaluate results of operations, allocate resources, and otherwise manage the business support a single reportable segment. Accordingly, based on these similarities, we have concluded our operations may be aggregated into one reportable segment which we have reported in our report on Form 10-KSB for the year ended December 31, 2006.

17.

We note that you have changed the composition of your reportable segments in fiscal year 2006 to exclude certain corporate and other expenses from your segment operating income (loss) measure. Since you have changed the composition of your reportable segments in fiscal year 2006, the corresponding information for earlier annual periods incorporated by reference into your registration statement should be recast; see paragraphs 34 and 35 of SFAS 131. That is, the segment disclosures included in your Form 10-KSB for the fiscal year ended December 31, 2005 need to be recast to correspond to your new reportable segment disclosures. We refer you to Section II.L.4 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance released on November 30, 2006.

RESPONSE: Please refer to our response to question 16. We anticipate that the our Form 10-KSB for the fiscal year ended December 31, 2006 will be completed and will be incorporate by reference into our registration statement.

Form 10-KSB/A for the year ended December 31, 2005

18.

We refer you to prior comment 17 and note your amended 10-KSB filed on January 17, 2007. Although this amended filing contains the certifications that were filed in incomplete form in Amendment No. 1 to the Company's 10-KSB filed on April 28, 2006, it does not appear that this amendment contains the Part III information previously filed. Because the certifications should relate to the entire amended Form 10-KSB filed on April 28, 2006, please file an amended Form 10-KSB with Part III information, not just the exhibit list and signature pages. See Question 17 to the Division of Corporation Finance: Sarbanes-Oxley Act of 2002 – Frequently Asked Questions of November 8, 2002 and revised on November 14, 2002.

RESPONSE: We have complied with the Staff's comment.

Form 10-QSB for the Quarterly Period Ended September 30, 2006

Prepare Maintenance and Warranty Costs, page 10

19.

Your response to prior comment number 10 indicates that you recognize maintenance and warranty expense proportionately and over the same period that deferred revenue is recognized as revenue pursuant to SAB Topic 13, Section A.f, Question 5. However, this guidance states that such expenses may be expensed as incurred or accounted for in accordance with paragraph 4 of Technical Bulletin 90-1 or paragraph 5 of Statement 91. Since it does not appear you are not expensing costs as incurred, it does not appear you are applying the guidance of SAB Topic 13. Therefore, please clarify if these costs relate to revenue that is in the scope of FTB 90-1. If so, you would be required to apply the provisions of paragraph 4 of FTB 90-1 to account for these costs. If not, please clarify whether you are applying the provisions of Technical Bulletin 90-1 or SFAS 91 to account for these costs. Please clarify how your accounting policy fully complies with the literature that you are applying.

RESPONSE: We believe that the Interpretive Response of SAB Topic 13, Section A. f, Question 5 states "When both costs and revenue (in an amount equal to or greater that the costs) are deferred, the staff believes that the capitalized costs should be charged to expense proportionally and over the same period that deferred revenue is recognized as revenue," and refers to the first sentence of paragraph 4 of Technical Bulletin 90-1 as guidance. This sentence provides that incremental direct acquisition costs should be deferred. This concept is also embodied in paragraph 5 and 6 of SFAS 91 which includes costs paid to third parties. The second sentence of paragraph 4 of Technical Bulletin 90-1 requires costs of services performed under the contract to be expensed as incurred. Since the costs of the services are prepaid to third parties for services yet to be performed, they are properly deferred.

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The Company also directly performs warranty services that are not outsourced and uses a third party vendor that charges us for warranty services on a per incident basis. In both cases, we expense these costs as incurred as required by Technical Bulletin 90-1.

Note 4 – Impairment of Acquired Intangibles and Goodwill, page 12

20.

Your response indicates that you have not tested for goodwill impairment at the reporting unit level because you have not allocated goodwill by reportable segment. However, paragraph 34 of SFAS 141 requires you to assign all goodwill acquired in a business combination to one or more reporting units for the purpose of testing goodwill impairment. Therefore, please clarify how your policy complies with paragraphs 30 through 35 of SFAS 141. We refer you to the guidance in paragraph B121 of SFAS 141.

RESPONSE: After discussions with the Staff on this question, we have reconsidered our segments pursuant to SFAS 131 and have concluded that we operate as a single business enterprise and do not have separate reportable segments or reporting units for the purpose of testing goodwill impairment. Please refer to our response to question 16. Since we do not have segments as contemplated by SFAS 131, we believe that our goodwill should be tested as a single business enterprise.

Note 8 – Segment Information, page 18

21.

Your response to prior comment number 9 indicates that your "management routinely reviews operating performance by segment gross margin." Clarify whether your gross margin measure is reported to your chief operating decision maker. If so, clarify how your chief operating decision maker uses this information. In addition, please clarify why you believe this information is useful to investors. We refer you to questions 8 and 20 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

RESPONSE: Please refer to our response to question 16. We have reconsidered our segment disclosures pursuant to SFAS 131 and have concluded that we operate as a single business enterprise and do not have separate reportable segments. We have therefore aggregated our segments into one reportable segment in our report on Form 10-KSB for the fiscal year ended December 31, 2006.

22.

If you conclude that your non-GAAP segment operating income (loss) measure is useful to investors, please ensure to include all disclosures required by Item 10(e) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. It does not appear that your disclosure complies with this guidance as you have not identified the measure of a non-GAAP measure, provided a reconciliation between your GAAP and non-GAAP measure, or any of the disclosures required by Question 8. Please advise how you plan to fully comply with this disclosure guidance.

RESPONSE: Please refer to our response to question 16. We have reconsidered our segment disclosures pursuant to SFAS 131 and have concluded that we operate as a single business enterprise and do not have separate reportable segments. We have therefore aggregated our segments into one reportable segment in our report on Form 10-KSB for the fiscal year ended December 31, 2006.

The Company specifically waives the provisions of Section 8(a) of the Securities Act of 1933, as amended, (the "Securities Act") concerning the effective date of the Registration Statement. As a point of reference, however, we wish to advise you on behalf of the Company that the Company will be requesting acceleration of the effectiveness of the Company's Registration Statement on Form S-3, as amended, as soon as practicable after any comments of the Staff concerning the disclosure set forth in the Registration Statement have been satisfied. Pursuant to Rule 461 under the Securities Act, such requests may be made either in writing or orally. If the requests are made orally, we advise you that the Company is aware of its obligations under the Securities Act in connection with requests for acceleration.

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The Company would greatly appreciate your prompt response to this letter. If you have any further comments or questions, please contact the undersigned at (303) 291-2314 or Patrick Simpson at (503) 727-2035.

Very truly yours,

/s/ Sonny Allison

Sonny Allison

cc:	Chris White (United States Securities and Exchange Commission, Division of Corporation Finance)

Stephen Krikorian (United States Securities and Exchange Commission, Division of Corporation Finance)

John P. Yeros (MPC Corporation)
Mike Whyte (MPC Corporation)
Matt Savely (MPC Corporation)
Brian T. Hansen (Holland & Hart)
Patrick Simpson (Perkins Coie)

36120-0013/LEGAL13016498.3